UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*

                                Cedar Realty Trust
                      -----------------------------------------
                                (Name of Issuer)

                                    COMMON
                                 ------------
                         (Title of Class of Securities)

                                   150602209
                                  ------------
                                 (CUSIP Number)


             Date of Event which Requires Filing of this Statement

                               June 28, 2013
                              -------------------

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[x]     Rule 13d-1(b)
[ ]     Rule 13d-1(c)
[ ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior coverage.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (12-02)




CUSIP No.  150602209
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Cohen & Steers, Inc.      14-1904657
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [x]
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-------------------------------------------------------------------------------
    NUMBER        5)   SOLE VOTING POWER
    OF                 5,026,125
    SHARES        -------------------------------------------------------------
    BENEFICIALLY  6)   SHARED VOTING POWER
    OWNED BY           0
    EACH          -------------------------------------------------------------
    REPORTING     7)   SOLE DISPOSITIVE POWER
    PERSON             5,381,882
    WITH          -------------------------------------------------------------
                  8)   SHARED DISPOSITIVE POWER
                       0
-------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,381,882
-------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES             [ ]

-------------------------------------------------------------------------------
12) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    7.83%
-------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    HC, CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



Schedule 13G (continued)


CUSIP No.  150602209
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Cohen & Steers Capital Management, Inc.  13-335336
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [x]
-------------------------------------------------------------------------------
3)  SEC USE ONLY


-------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
-------------------------------------------------------------------------------
    NUMBER        5)   SOLE VOTING POWER
    OF                 5,026,125
    SHARES        -------------------------------------------------------------
    BENEFICIALLY  6)   SHARED VOTING POWER
    OWNED BY           0
    EACH          -------------------------------------------------------------
    REPORTING     7)   SOLE DISPOSITIVE POWER
    PERSON             5,359,211
    WITH          -------------------------------------------------------------
                  8)   SHARED DISPOSITIVE POWER
                       0
-------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,359,211
-------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES       [ ]

-------------------------------------------------------------------------------
12) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    7.79%
-------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    IA, CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



Schedule 13G (continued)

CUSIP No.  150602209
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Cohen & Steers UK Limited   680-17417-00376-A
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [x]
-------------------------------------------------------------------------------
3)  SEC USE ONLY


-------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    United Kingdom
-------------------------------------------------------------------------------
    NUMBER        5)   SOLE VOTING POWER
    OF                 0

    SHARES        -------------------------------------------------------------
    BENEFICIALLY  6)   SHARED VOTING POWER
    OWNED BY           0
    EACH          -------------------------------------------------------------
    REPORTING     7)   SOLE DISPOSITIVE POWER
    PERSON             22,671
    WITH          -------------------------------------------------------------
                  8)   SHARED DISPOSITIVE POWER
                       0
-------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    22,671
-------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

-------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    0.03%
-------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    IA, CO
-------------------------------------------------------------------------------

          *SEE INSTRUCTIONS BEFORE FILLING OUT!





Schedule 13G (continued)


Item 1  (a)  Name of Issuer
             Cedar Realty Trust

        (b)  Address of Issuer's Principal Executive Office
             44 South Bayles Avenue
             Port Washington NY 11050



Item 2
        (a)  Name of Persons Filing:
               Cohen & Steers, Inc.
               Cohen & Steers Capital Management, Inc.
               Cohen & Steers UK Limited
        (b)  Address of Principal Business Office:
               The principal address for Cohen & Steers, Inc. and Cohen & Steers Capital Management,Inc. is:
               280 Park Avenue
               10th Floor
               New York, NY 10017

               The principal address for Cohen & Steers UK Limited. is:
               21 Sackville Street
               4th Floor
               London, United Kingdom W1S 3DN
        (c)  Citizenship:
               Cohen & Steers, Inc: Delaware corporation
               Cohen & Steers Capital Management, Inc: New York corporation Cohen & Steers UK Limited
        (d)  Title of Class Securities:
               Commmon
        (e)  CUSIP Number: 150602209


Item 3. If this statement is filed pursuant to Rule 13d-l(b), or 13d-2(b), check whether the person filing is a

            (a)  [ ]  Broker or Dealer registered under Section 15 of the Act

            (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act

            (c)  [ ]  Insurance Company as defined in section 3(a)(19) of the Act

            (d)  [ ]  Investment Company registered under Section 8 of the
                      Investment Company Act

            (e)  [x]  An investment advisor in accordance with Section
                      240.13d-1(b)(1)(ii)(E)

            (f)  [ ]  An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F)

            (g)  [x]  A parent holding company or control person in accordance with Section 240.13d-l(b)(1)(ii)(G)

            (h)  [ ]  A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813)

            (i)  [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3)

            (j)  [ ]  Group, in accordance with Section 240.13d-1(b)(l)(ii)(J)




Item 4.    OWNERSHIP:

         (a) Amount Beneficially Owned as of June 28, 2013:

               See row 9 on cover sheet

         (b) Percent of Class:

               See row 11 on cover sheet


          (c) Number of shares as to which such person has:
                (i)   sole power to vote or direct the vote:
                         See row 5 on cover sheet

                (ii)  shared power to vote or direct the vote:
                         See row 6 on cover sheet

                (iii) sole power to dispose or to direct
                      the disposition of:
                          See row 7 on cover sheet

                (iv)  shared power to dispose or direct
                      the disposition of:
                          See row 8 on cover sheet


Item 5.  OWNERSHIP  OF 5% OR LESS OF A CLASS
         N/A

Item 6.  OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON
         N/A

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
         HOLDING COMPANY

         Cohen & Steers, Inc. holds a 100% interest in Cohen & Steers Capital Management, Inc., an investment advisor registered under Section 203 of the Investment Advisers Act. Cohen & Steers, Inc. and Cohen & Steers Capital Management, Inc. together hold a 100% interest in Cohen & Steers UK Limited., an investment advisor registered under
         Section 203 of the Investment Advisers Act.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Cohen & Steers, Inc. holds a 100% interest in Cohen & Steers Capital Management, Inc., an investment advisor registered under Section 203 of the Investment Advisers Act. Cohen & Steers, Inc. and Cohen & Steers Capital Management, Inc. together hold a 100% interest in Cohen & Steers UK Limited, an investment advisor registered under
         Section 203 of the Investment Advisers Act.



Item 9.  NOTICE OF DISSOLUTION OF GROUP

         N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

This report is not an admission that Cohen & Steers, Inc. or its subsidiaries are the beneficial owners of any securities covered by this report, and Cohen & Steers, Inc. and its subsidiaries expressly disclaim beneficial ownership of all shares reported herein pursuant to Rule 13d-4.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 10,2013

                        Cohen & Steers, Inc.
                        Cohen & Steers Capital Management, Inc.
                        Cohen & Steers UK Ltd
                        By:

                        /s/ Lisa Phelan
                        ____________________________________________
                            Signature


                            Lisa Phelan, Senior Vice President,
                            Chief Compliance Officer
                            Cohen & Steers, Inc.
                            Cohen & Steers Capital Management, Inc.
                            Cohen & Steers UK Ltd
                        ____________________________________________
                            Name and Title






                    JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)  promulgated under the Securities
Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a Statement on Schedule 13G including amendments thereto with respect to the Common Shares of and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of July 10,2013.


                        Cohen & Steers, Inc.
                        Cohen & Steers Capital Management, Inc.
                        Cohen & Steers UK Ltd
                        By:

                        /s/ Lisa Phelan
                        ____________________________________________
                            Signature


                            Lisa Phelan, Senior Vice President,
                            Chief Compliance Officer
                            Cohen & Steers, Inc.
                            Cohen & Steers Capital Management, Inc.
                            Cohen & Steers UK Ltd
                        ____________________________________________
                            Name and Title